As filed with the Securities and Exchange Commission on July 26, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

MAINSPRING, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	04-3314689 (I.R.S. Employer Identification Number)

One Main Street
Cambridge, Massachusetts 02142
(617) 588-2300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John M. Connolly
Chairman, President and Chief Executive Officer
Mainspring, Inc.
One Main Street
Cambridge, Massachusetts 02142
(617) 588-2300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
JOHN HESSION, ESQ. TESTA, HURWITZ & THIBEAULT, LLP 125 High Street Boston, Massachusetts 02110 Tel: (617) 248-7000 Fax: (617) 248-7100	KEITH F. HIGGINS, ESQ. ROPES & GRAY One International Place Boston, Massachusetts 02110 Tel: (617) 951-7000 Fax: (617) 951-7050

           Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.
          If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  333-30168
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Offer price per share(2)	Aggregate offering price(2)	Amount of registration fee

Common Stock, $0.01 par value	575,000	$12.00	$6,900,000	$1,822

(1)	Includes 75,000 shares which the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2)	Based upon the offering price of the Common Stock of $12.00 per share.
(3)
Calculated pursuant to Rule 457(a). Shares of Common Stock previously registered on the Company’s Registration Statement on Form S-1 (No. 333-30168) include 4,025,000 shares for which the registration fee has previously been paid.

           This Registration Statement is being filed with respect to the registration of additional shares of the Common Stock, $.01 par value per share, of Mainspring, Inc., a Delaware corporation (the “Company”), pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the Company’s earlier effective registration statement (Registration No. 333-30168) are incorporated in this Registration Statement by reference.

          The required opinions and consents are listed on an Exhibit Index attached hereto and filed herewith.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts on this 26th day of July, 2000.

MAINSPRING, INC.

/S / MARK VERDI
By:
Mark Verdi
Chief Financial Officer, Senior Vice President, Finance and Operations, Treasurer and Director

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* John Connolly	Chairman, President and Chief Executive Officer (principal executive officer)	July 26, 2000

/S / MARK VERDI Mark Verdi	Chief Financial Officer, Senior Vice President, Finance and Operations, Treasurer and Director (principal financial officer and principal accounting officer)	July 26, 2000

* Bruce Barnet	Director	July 26, 2000

* Anthony Brenner	Director	July 26, 2000

* Jerome Colonna	Director	July 26, 2000

* William S. Kaiser	Director	July 26, 2000

* Paul A. Maeder	Director	July 26, 2000

* Brian Nairn	Director	July 26, 2000

* Lawrence P. Begley	Director	July 26, 2000

*By: /S / MARK VERDI Mark Verdi Attorney-in-Fact

Exhibit Index

Exhibit No	Exhibit
**5.1	Legal opinion of Testa, Hurwitz & Thibeault, LLP
**23.1	Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.01)
**23.2	Consent of PricewaterhouseCoopers LLP
*24.1	Power of Attorney

* Filed with the Company’s Registration Statement on Form S-1 (Registration No. 333-30168)
**Filed herewith